SUB-ITEM 77C:  Submission of matters to a vote of security holders.

A special meeting of shareholders of the Atlas Value Fund (the "Fund"), a separate series of shares of Atlas Funds, was held on August 6, 2004 to approve or disapprove a new investment subadvisory agreement among the Fund, Atlas Advisers, Inc., as investment adviser to the Fund and Hotchkis and Wiley Capital Management LLC.

         The results of the voting were as follows:

                     For                    Against              Abstain

              960,243.46 votes            0.00 votes          0.00 votes

         The proposal received the requisite votes for its approval.